P.E. 2/11/02



02014980

FEB 19 2002
080

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
FEB 21 2002
THOMSON
FINANCIAL

Commission File Number: 1-15270

For the month of February 2002.
Total number of pages: 6.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

NOMURA

Press Release

Thursday 7 February 2002

INN PARTNERSHIP SOLD TO PUBMASTER

Nomura International plc's Principal Finance Group ("PFG") announces that it has completed the sale to Pubmaster of Inn Partnership, the 1,200 strong pub group. In the year ended 30 September 2001, Inn Partnership's EBITDA was £51.7 million. Inn Partnership was purchased by Tudor Street, a company formed and financed by PFG, in January 1999.

Guy Hands, Managing Director of PFG, said:

"Inn Partnership has been an excellent investment for us which has been actively managed to create value. Under new management, the portfolio has been managed to improve the reliability and quality of its cashflow and, as a result of the measures taken, we have achieved an appropriate return on our investment. We wish Inn Partnership well under its new owners."

Further information:
Andrew Dowler, Financial Dynamics 44 20 7831 3113

Notes to Editors:

This document contains statements that may constitute, and from time to time our management may make, "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and
the number and timing of transactions."

February 13, 2002

Merger of Nomura Holdings' Subsidiaries in Japan

Tokyo, February 13 – Today, the Boards of Directors of Nomura Securities Co., Ltd. ("NSC"), a wholly owned subsidiary of Nomura Holdings, Inc. ("NHI"), and Nomura Corporate Advisors Co., Ltd. ("NCA"), a wholly owned subsidiary of NHI specializing in mergers and acquisitions advisory business, adopted a resolution to merge effective April 1, 2002. NSC will be the surviving company.

1. Objective

Founded in October 1988, NCA is a leading M&A specialist, offering M&A advisory and consulting services. The aim of the merger is to create a structure that maximizes the combined strengths of the Nomura Group to meet the increasingly diversified and sophisticated needs of its customers.

2. Merger Outline

i) Method

NCA will be dissolved through a buy-out leaving NSC as the surviving company.

ii) Share allotment ratio

0.139 NSC shares will be issued for 1 NCA share. A total of 1,390 common shares will be newly issued as a result of the merger.

iii) Parties concerned

(1) Company name	Nomura Securities Co., Ltd.	Nomura Corporate Advisors Co., Ltd.
(2) Business	Securities business	M&A advisory/consulting services
(3) Established	May 7, 2001	October 19, 1988
(4) Headquarters	Nihonbashi, Chuo-Ku, Tokyo	Otemachi, Chiyoda-Ku, Tokyo
(5) President	Junichi Ujiie	Hiromi Yamaji
(6) Capital	10 billion yen	500 million yen
(7) Outstanding shares	200,000 shares	10,000 shares

iv) Post merger

a) Company name: Nomura Securities Co., Ltd.

b) Business: Securities business

c) Headquarters: Nihonbashi, Chuo-Ku, Tokyo

d) President: Junichi Ujiie

e) Capital: 10 billion yen

Contact: Toshiyasu Iiyama/ Ryugo Matsuo
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 14, 2002

By: 

Masanori Itatani
Director